PointsHound and Asia Miles Global Partnership Brings New Offers to Travelers

Unprecedented Earning Opportunities for Asia Miles Members Worldwide Through an Innovative
Online Hotel Booking Service That Consists of Over 150,000 Hotels Across the Globe

TORONTO AND HONG KONG, October 14, 2014 – PointsHound, a unique online hotel booking service and Asia Miles, Asia’s leading travel and lifestyle reward programme, today announced the companies have formed a new partnership providing Asia Miles members greater benefits on hotel stays booked through PointsHound.com.

Asia Miles members utilising PointsHound can now earn Asia Miles by booking a hotel stay at more than 150,000 PointsHound-affiliated hotels across the world including over 50,000 in Asia-Pacific region.

“Now that Points has completed its acquisition of PointsHound, we are accelerating PointsHound’s international expansion and could not be more excited about launching with Asia’s premier loyalty brand,” said Rob Maclean, CEO of Points. “We look forward to providing new value to Asia Miles members as we continue to make significant investments in enhancing our platform for the Asian market.”

“Earning Asia Miles through hotel bookings is very popular among our members. We are very excited to partner with PointsHound as they offer more earning opportunities for our members through their extensive network of hotels,” said Stephen S.Y. Wong, CEO of Asia Miles. “Asia Miles is growing, and we will continue to add valuable partners, making Asia Miles truly the travel and lifestyle reward program of choice in Asia.”

In celebration of the new partnership between PointsHound and Asia Miles, from now until December 31, 2014, Asia Miles members can receive an extra bonus of 1,000 Asia Miles when they make their first booking through a special landing page: https://pointshound.com/asiamiles20141001.

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About Asia Miles

Asia Miles, Asia’s leading travel and lifestyle reward programme, was first launched in February 1999 and now has more than six million members and over 500 programme partners worldwide. Its extensive network of partners covers 25 world-class airlines and more than 300 dining outlets.

Asia Miles is much more than a frequent flyer programme offering members huge opportunities to earn miles by spending daily and redeem more than 1,800 fabulous awards from a wide range of travel and lifestyle categories including flights, hotels, dining, financial services, retail, technology brands, leisure and many others.

Asia Miles members can earn miles when flying to more than 1,000 destinations worldwide.

Asia Miles is open to anyone aged 2 or above and free to join.

A multi-award winning reward programme, Asia Miles is recognised as the Best Frequent Flyer Programme by Business Traveller Asia-Pacific for ten consecutive years.

For more information, please visit www.asiamiles.com.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

FOR MEDIA INQUIRIES, PLEASE CONTACT:

Points/PointsHound
Danielle Mason, ThinkInk
Tel: 1.305.749.5342 x235
Email: dmason@thinkinkpr.com

Asia Miles
Judy Kwan, Public Relations and Communications Manager
Tel: (852) 2748-2635
Email: judy_kwan@asiamiles.com

FOR INVESTOR INQUIRIES, PLEASE CONTACT:

Addo Communications
Laura Bainbridge, Kimberly Esterkin
Tel: 310-829-5400
Email: laurab@addocommunications.com; kimberlye@addocommunications.com